UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41840

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WEBUY GLOBAL LTD
(Translation of registrant’s name into English)

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35 Tampines Street 92
Singapore 528880
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

WEBUY GLOBAL LTD is filing this Report on Form 6-K to provide its amended and restated proxy statement and notice of an extraordinary general meeting of shareholders.

Exhibit Index

Exhibit No.	Description
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2024	WEBUY GLOBAL LTD
	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer